EXHIBIT 99.1

Internet Gold Reports its Financial Results for
the Fourth Quarter and Full Year of 2013

-  Increased liquidity and strong financial position -

Ramat Gan, Israel – March 6, 2014 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the fourth quarter and year ended December 31, 2013.

Bezeq’s Results: For the fourth quarter of 2013, the Bezeq Group reported revenues of NIS 2.4 billion ($694 million) and operating profit of NIS 593 million ($171 million). Bezeq’s EBITDA for the fourth quarter totaled NIS 921 million ($265 million), representing an EBITDA margin of 38%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 352 million ($101 million). Bezeq's cash flow from operating activities during the period totaled NIS 935 million ($269 million).

Cash Position: As of December 31, 2013, Internet Gold’s unconsolidated cash and cash equivalents totaled NIS 329 million ($95 million), its unconsolidated gross debt was NIS 1.06 billion ($306 million) and its unconsolidated net debt was NIS 731 million ($211 million).

Internet Gold's Unconsolidated Balance Sheet Data (1)

In millions			Convenience
			translation into
			U.S. dollars
			(Note A)
	December 31,		December 31,
	2012	2013	2013
	NIS	NIS	US$
Short term liabilities	138	138	40
Long term liabilities	895	922	266
Total liabilities	1,033	1,060	306
Cash and cash equivalents(2)	179	329	95
Total net debt	854	731	211

(1)	Does not include the balance sheet of B Communications.

(2)
On March 3, 2014 Internet Gold issued a total of NIS 117.6 million par value of Series D Debentures at 107% of their par value for an aggregate consideration of NIS 126 million ($36 million). As a result, as of such date Internet Gold's a cash and cash equivalent balance was NIS 455 million ($131 million).

Dividend from Bezeq: In accordance with Bezeq's dividend policy, its Board of Directors recommended the distribution of 100% of its profits for the second half of 2013 as a cash dividend of NIS 802 million ($231 million) to shareholders. The dividend, which is subject to shareholder approval, is expected to be paid on April 23, 2014 to shareholders of record as of April 6, 2014. B Communications’ share of the dividend distribution is expected to be approximately NIS 248 million ($71 million).

Internet Gold’s Fourth Quarter and Full Year Financial Results

Internet Gold's consolidated revenues for the fourth quarter of 2013 were NIS 2,409 million
($694 million), a 1.6% decrease compared with NIS 2,449 million reported in the fourth quarter of 2012. For the full year 2013, Internet Gold's revenues totaled NIS 9,563 million ($2,755 million), a 7% decrease compared to NIS 10,278 million reported in 2012. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

During the fourth quarter of 2013, B Communications recorded net amortization expenses of NIS 133 million ($38 million) related to its Bezeq purchase price allocation (“Bezeq PPA”) in its consolidated financial statements. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until December 31, 2013, B Communications has amortized approximately 60% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

Internet Gold’s financial expenses, net: Internet Gold’s unconsolidated net financial expenses for the fourth quarter of 2013 totaled NIS 6 million ($2 million). These expenses included NIS 17 million ($5 million) related to the Company’s publicly-traded debentures. These expenses were partially offset by financial income of NIS 4 million ($1 million) that resulted from the Company’s investments in marketable securities and NIS 7 million ($2 million) of non-cash income related to the revaluation of Nurisha Holdings Ltd.’s option to purchase B Communications shares from us.In accordance with IAS 39, such option must be revalued each quarter until it vests in the second quarter of 2014. As a non-cash item, any expense or income resulting from this revaluation does not affect the Company’s cash-flow.

Internet Gold’s unconsolidated net financial expenses for 2013 totaled NIS 76 million ($22 million). These expenses consisted primarily of NIS 79 million ($23 million) of interest and CPI linkage expenses related to the Company's publicly-traded debentures and a NIS 9 million ($3 million) non-cash expense related to the revaluation of the option issued to to  Norisha Holdings Ltd. to purchase B Communications shares from us as detailed above. These expenses were offset in part by financial income of NIS 12 million ($3 million) generated by short term investments.

Internet Gold's net loss attributable to shareholders for the fourth quarter of 2013 was NIS 5 million ($1 million) compared to nil in the fourth quarter of 2012. For the full year 2013, Internet Gold’s net income attributable to shareholders totaled NIS 11 million ($3 million), compared to a net loss of NIS 37 million reported in 2012.

Internet Gold’s Unconsolidated Financial Results

In millions
			Convenience			Convenience
			translation into			translation into
	Quarter ended		U.S. dollars	Year ended		U.S. dollars
	December 31,		(Note A)	December 31,		(Note A)
	2012	2013	2013	2012	2013	2013
	NIS	NIS	US$	NIS	NIS	US$
Revenues	-	-	-	-	-	-
Financial expenses, net	(3)	(6)	(2)	(60)	(76)	(22)
Other expenses	(11)	(1)	-	(14)	(4)	(1)
Interest in BCOM's net income	14	2	1	37	91	26
Net income (loss)	-	(5)	(1)	(37)	11	3

Comments of Management

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “2013 was another year of progress according to our long-term work plan. With the goal of increasing our liquidity, during the year we sold a portion of our B Communications shares, received a first time dividend from B Communications and recently raised a new series of long term debentures. We now have sufficient cash balances, according to the assumptions of our current work plan, to fully service our debt until 2017. In general, we continue to be very pleased with all aspects of the Bezeq acquisition, which continues to generate a steady return that enhances our overall financial position and capabilities."

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the fourth quarter and full year ended December 31, 2013. For a full discussion of Bezeq’s results for the fourth quarter and full year of 2013, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4 2013	Q4 2012	% change	FY 2013	FY 2012	% change
	(NIS millions)			(NIS millions)
Revenues	2,409	2,449	(1.6)%	9,563	10,278	(7.0)%
Operating profit	593	778	(23.8)%	2,819	3,041	(7.3)%
EBITDA	921	1,139	(19.1)%	4,130	4,477	(7.8)%
EBITDA margin	38.2%	46.5%		43.2%	43.6%
Net profit attributable to Bezeq's shareholders	352	522	(32.6)%	1,771	1,861	(4.8)%
Diluted EPS (NIS)	0.13	0.19	(26.3)%	0.65	0.68	(4.4)%
Cash flow from operating activities	935	1,002	(6.7)%	4,152	4,014	3.4%
Payments for investments, net	225	192	17.2%	916	1,235	(25.8)%
Free cash flow 1	710	810	(12.3)%	3,236	2,779	16.4%
Net debt/EBITDA (end of period) 2	1.96	1.79		1.96	1.79

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues in 2013 of the Bezeq Group amounted to NIS 9.56 billion ($2.76 billion) compared with NIS 10.28 billion in 2012, a decrease of 7.0%. The reduction in Bezeq Group revenues was primarily related to a decrease in the revenues of Pelephone due to increased competition in the market. The decrease was partially offset by an increase in the revenues of Bezeq International.

Revenues of the Bezeq Group in the fourth quarter of 2013 amounted to NIS 2.41 billion ($694 million) compared with NIS 2.45 billion in the corresponding quarter of 2012, a decrease of 1.6%.

Profitability metrics were influenced by an increase in the net provision for employee retirement at Bezeq’s fixed-line segment, which amounted to NIS 90 million ($26 million) in 2013, of which NIS 54 million ($16 million) was recorded in the fourth quarter of 2013. By comparison, the provision for employee retirement in 2012 amounted to NIS 32 million, of which NIS 19 million was recorded in the fourth quarter.  In addition, in the fourth quarter of 2012 there was an exceptionally large amount of capital gains recorded from the sales of real estate and copper in the amount of NIS 130 million compared with NIS 35 million ($10 million) in the fourth quarter of 2013.  Furthermore, in the fourth quarter of 2013, Pelephone recorded a one-time expense in the amount of NIS 61 million ($18 million) due to the implementation of an agreement with its employee labor union.

Operating profit of the Bezeq Group in 2013 amounted to NIS 2.82 billion ($812 million) compared with NIS 3.04 billion in 2012, a decrease of 7.3%. Operating profit in the fourth quarter of 2013 amounted to NIS 593 million ($171 million) compared with NIS 778 million in the corresponding quarter of 2012, a decrease of 23.8%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in 2013 amounted to NIS 4.13 billion ($1.19 billion) (EBITDA margin of 43.2%) compared with NIS 4.48 billion in 2012 (EBITDA margin of 43.6%), a decrease of 7.8%.  EBITDA in the fourth quarter of 2013 amounted to NIS 921 million ($265 million) (EBITDA margin of 38.2%) compared with NIS 1.14 billion (EBITDA margin of 46.5%) in the corresponding quarter of 2012, a decrease of 19.1%.

Net profit attributable to Bezeq shareholders in 2013 amounted to NIS 1.77 billion ($510 million) compared with NIS 1.86 billion in 2012, a decrease of 4.8%.  Net profit in the fourth quarter of 2013 amounted to NIS 352 million ($101 million) compared with NIS 522 million in the corresponding quarter of 2012, a decrease of 32.6%.

Operating cash flow of the Bezeq Group in 2013 amounted to NIS 4.15 billion ($1.20 billion) compared with NIS 4.01 billion in 2012, an increase of 3.4%.  Free cash flow in 2013 amounted to NIS 3.24 billion ($932 million) compared with NIS 2.78 billion in 2012, an increase of 16.4%.

Net financial debt of the Bezeq Group was NIS 8.09 billion ($2.33 billion) as of December 31, 2013 compared with NIS 8.00 billion as of December 31, 2012.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of December 31, 2013 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2013 (NIS 3.471 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman - Investor Relations
Hadas@km-ir.co.il/ Tel: +972-3-516-7620

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	2012	2013	2013
	NIS	NIS	US$

Assets
Cash and cash equivalents	764	867	249
Investments, including derivative financial instruments	1,655	1,868	538
Trade receivables, net	2,927	2,651	764
Other receivables	329	347	101
Inventory	123	117	34
Assets classified as held-for-sale	164	217	63

Total current assets	5,962	6,067	1,749

Investments, including derivative financial instruments	90	81	23
Long-term trade and other receivables	1,074	652	188
Property, plant and equipment	6,911	6,562	1,891
Intangible assets	7,252	6,582	1,896
Deferred and other expenses	384	390	112
Investment in equity-accounted investee (mainly loans)	1,005	1,015	292
Deferred tax assets	*128	60	17

Total non-current assets	16,844	15,342	4,419

Total assets	22,806	21,409	6,168

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	2012	2013	2013
	NIS	NIS	US$
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,707	1,575	454
Trade payables	793	721	208
Other payables, including derivative
financial instruments	746	776	224
Dividend payable	669	-	-
Current tax liabilities	588	657	189
Provisions	145	125	36
Employee benefits	*251	257	74

Total current liabilities	4,899	4,111	1,185

Debentures	5,913	6,944	2,001
Bank loans	6,422	5,223	1,505
Loans from institutions and others	540	548	158
Employee benefits	*260	234	67
Other liabilities	67	90	25
Provisions	66	68	20
Deferred tax liabilities	1,159	1,028	296

Total non-current liabilities	14,427	14,135	4,072

Total liabilities	19,326	18,246	5,257

Equity
Total equity attributable to equity holders
of the Company	*(92)	(102)	(29)
Non-controlling interests	*3,572	3,265	940

Total equity	3,480	3,163	911

Total liabilities and equity	22,806	21,409	6,168

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Income for the Year December 31

(In millions, except per share data)

			Convenience
			translation
			into
			U.S. dollars
	2012	2013	2013
	NIS	NIS	US$

Revenues	10,278	9,563	2,755

Cost and expenses
Depreciation and amortization	2,367	2,019	582
Salaries	*1,980	1,882	542
General and operating expenses	3,997	3,576	1,030
Other operating (income) expenses, net	(1)	62	18

	8,343	7,539	2,172

Operating income	1,935	2,024	583

Financing expenses, net	*415	420	121

Income after financing
expenses, net	1,520	1,604	462

Share in losses of equity-accounted investee	245	252	72

Income before income tax	1,275	1,352	390

Income tax	*556	517	149

Net income (loss) for the period	719	835	241

Income (loss) attributable to:
Owners of the Company	*(37)	11	3
Non-controlling interests	*756	824	238

Net income (loss) for the period	719	835	241

Earnings per share

Net income (loss), basic	(1.97)	0.29	0.08

Net income (loss), diluted	(2.01)	0.22	0.06

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Internet Gold – Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

In millions

	Year ended December 31,
			Convenience
			translation
			into
			U.S. dollars
			(Note A)
	2012	2013	2013
	NIS	NIS	US$

Operating income	3,041	2,819	812
Depreciation and amortization	1,436	1,311	378

EBITDA	4,477	4,130	1,190

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

In millions

	Year ended December 31,
			Convenience
			translation
			into
			U.S. dollars
			(Note A)
	2012	2013	2013
	NIS	NIS	US$

Cash flow from operating activities	4,014	4,152	1,196
Purchase of property, plant and equipment	(1,271)	(1,042)	(300)
Investment in intangible assets and deferred expenses	(269)	(186)	(54)
Proceeds from the sale of property, plant and equipment	305	312	90

Free cash flow	2,779	3,236	932

Designated disclosure with respect to the Company's projected cash flows

Projected cash flow (1)

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable   to Internet Gold - Golden Lines Ltd (the "Company"), the following is a report of the projected cash flow and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970:

•	The Company’s un-reviewed financial statements as of and for the quarter ended December 31, 2013, reflect that the Company had an equity deficit of NIS 102 million as of such date.
•
The Company’s board of directors reviewed the Company’s outstanding debt obligations; its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

•
Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that there is no reasonable doubt that for the duration of the period covered by the projected cash flow statement the Company will not meet its existing and anticipated liabilities when due.

The following is the projected cash flow and its working assumptions:

	For the period from January 1 until December 31
	2014	2015
	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (2)	71	30

Independent sources:
Cash flows from investing activities:
Proceeds from the sale of marketable securities (3)	-	75
Cash provided by investing activities	-	75

Cash flows from financing activities:
Proceeds from the issuance of Series D Debentures issue (4)	124	-
Proceeds from exercise of option given to Norisha Holdings Ltd. (5)	28	-
Cash provided by financing activities	152	-

Sources from Subsidiary:
Dividends from subsidiary (6)	-	110

Projected liabilities (projected uses):
Cash flows used in operating activities (7)	(4)	(4)

Cash flow used in investing activities
Purchase of marketable securities (3)	(6)	-

Cash flows from financing activities:
Repayments of debentures (8)	(127)	(129)
Interest payments (4) (8)	(56)	(52)
Cash used in financing activities	(183)	(181)

Closing balance:
Cash and cash equivalents (2)	30	30

Assumptions and explanations pertaining to the above table:

(1)
Cash flows include the Company’s projected cash flows and do not include the consolidation of projected cash flows from the Company’s subsidiary, B Communications Ltd. (“B Communications”) or from Bezeq - The Israel Telecommunications Corp. Ltd. (“Bezeq”).

(2)
In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency. As of January 1, 2014, the Company’s investment in marketable securities totaled NIS 258 million and by December 31, 2015 this balance is expected to be NIS 205 million. For details on the investment policy see item (3) below.

(3)
For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 3% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company’s investment policy, whereby at least 50% of the its cash balances will be invested in government bonds or cash on-call deposits; up to 35% will be invested in corporate bonds with a rating higher than A- and an average rating higher than AA-; and up to 15% will be invested in shares and/or corporate bonds with a rating lower than A-. The assumption is also based on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the period.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.
In 2013 and in 2012 the Company generated yields of 5.5% and 6.9%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in 2014 and in 2015.

B.
The following table shows the expected profit in NIS millions from investments in cash and marketable securities in 2014 and 2015 under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

	Annual yield
Year	5%	-2%
2014 profit (loss)	13	(5)
2015 profit (loss)	14	(5)

(4)	For the purpose of calculating the cash flows, the Company took into account the proceeds from the issuance of its new Series D Debentures in March 2014 and the future interest payments thereon.
(5)
On 27 June, 2013 the Company sold 3,571,741 ordinary shares of B Communications to Norisha Holdings Ltd. (“Norisha”) in consideration of NIS 125 million.

Under the agreement, Norisha may be eligible to receive up to an additional 892,935 ordinary shares of B Communications for no additional consideration pursuant to the adjustment mechanism agreed upon by the parties in the agreement. In general, the mechanism requiring the transfer of additional shares without any consideration will apply only in the event that the average price for B Communications’ shares in the 90 trading days preceding 27 June, 2014 is between NIS 28 and NIS 35 (or less).

In the event that the number of additional shares to be transferred will be less than 892,935 shares, Norisha will have the option to purchase the remaining shares from the Company based on the price mechanism detailed in the agreement. For the purpose of the cash flow calculation, the Company assumed at a high probability that Norisha will exercise the option granted to it under the agreement and will purchase the additional 892,935 shares at an exercise price of NIS 31.59 per share (the exercise price stated in the agreement, adjusted for the dividend paid in December 2013). The average price of B Communications’ shares during the three months ended February 28, 2014 was NIS 55.45, which is higher than the exercise price.

(6)
Presumption of the receipt of a dividend from B Communications during the period is based on the following:

According to conservative estimates, the Company’s management anticipates that while in 2014 no dividend will be received from B Communications, a dividend should be received in the period ending September 30, 2015. The Company’s management anticipates that B Communications’ retained earnings balance will be at least NIS 170 million at September 30, 2015. This assumption is based on market forecasts of the estimated net profits of Bezeq during the projected periods and on B Communications’ anticipated financing expenses and continued depreciation of its purchase price allocation ("PPA") costs. Deprecation of PPA costs are expected to decrease significantly from one year to the next because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq.

B Communications does not have a dividend distribution policy. Nevertheless, the Company assumes that there is a high probability that B Communications will distribute most of its retained earnings balance as a dividend, based, among other things, on B Communications’ December 2013 distribution of its retained earnings balance.

Accordingly, the Company’s management believes that B Communications will act in the same manner it did in 2013, and that it will distribute most of its retained earnings balance, as long as this balance meets the criteria for distributions under Israeli law and that B Communications will have the resources to service its debt for a period of at least 18 months. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

In accordance with the Company’s assumption concerning Norisha exercise its option as noted in paragraph 5 above, the Company also assumed that its share in the dividend that will be distributed by B Communications will be approximately 65% of the total dividend amount, which represents the Company's projected ownership interest in B Communications after Norisha exercises its option.

(7)
The cash flows from the Company’s current operations include the administrative operating costs and costs derived from it being a publicly dual-listed Company traded on Nasdaq and on the Tel Aviv Stock Exchange.

(8)	The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures, in addition to an assumed annual 2% increase in the Consumer Price Index.

The Company has additional cash generating scenarios that for conservative reasons were not taken in to account in the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

Note: Even if the above assumptions are not realized, the Company has additional avenues to finance its operations and meet its obligations.

A.
All of the Company's shares in B Communications are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. This assumption is supported by a similar transaction carried out in 2013, when shares in B Communications were sold to Norisha, as noted.

B.
The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the bond issues that the Company has completed in the past few years.

The Company’s board of directors has reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report; examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the figures in the above cash flow report and management’s explanations of it, determined that the Company does not have a liquidity problem and that there is no reasonable doubt that for the duration of the projected period for which cash flow information has been provided that the Company will not meet its existing and anticipated liabilities when due.

The information detailed above, concerning the Company’s cash flow forecast, and particularly concerning the projected dividend and yield on securities, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective assessments, estimates, etc. and is based, among other things, on objective market forecasts and reviews issued to the public, and relies, among other things, on the company management’s past experience. Furthermore, some of the said information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized, in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based. Accordingly, the Company’s actual results could be different due to current risks that are described in Chapter 3 of this prospectus, various accounting ramifications, changes in market conditions, business-economic variables, and other possible causes.